UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 21, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53017 Commission File Number	26-1357787 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: March 4, 2009

SRKP 21, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

March 4, 2009

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 21, Inc., a Delaware corporation (“SRKP 21” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of March 3, 2009 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 21, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 21” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of March 3, 2009, by and among SRKP 21, Attainment Holdings Limited, a British Virgin Islands corporation (“Attainment”); Excel Profit Global Group Limited., a British Virgin Islands corporation and sole shareholder of Attainment (“Excel Profit”), and as to certain portion of the Exchange Agreement, certain designees (the “Designees”).  Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 17,029,630 shares of our common stock to Excel Profit and the Designees in exchange for 100% of the equity interest of Attainment (the “Share Exchange”).  We will also cancel an aggregate of 5,016,390 shares of common stock held by certain of our stockholders such that our current stockholders will hold an aggregate of 2,080,000 shares of common stock immediately after the Share Exchange and the Private Placement Offering (as that term is defined herein).  We will also cancel warrants to purchase 6,131,945 shares of our common stock held by our current stockholders such that our current stockholders will hold warrants to purchase 964,444 shares of common stock immediately after the Share Exchange and Private Placement.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Fugui Wang, Jianrong Li, Guoqiang Zhang, Liang Tang and Mr. Shuiping Wang to the board of directors of our Company, with Fuqui Wang serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Yue Wang as our Chief Executive Officer, Haixia Zhang as our Chief Financial Officer and Corporate Secretary, Xiaobo Zhang as our Chief Administrative Officer, and Hongyang Chen as our Executive Vice President.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (the “Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about March 4, 2009.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov ..

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On March 3, 2009, the Company entered into the Exchange Agreement with Attainment, Excel Profit and, with respect to certain portions of the Exchange Agreement, certain Designees.  Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 17,029,630 shares of common stock to Excel Profit and the Designees in exchange for 100% of the equity interest in Attainment.  Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Attainment will become a 100%-owned subsidiary of SRKP 21;

•
We will assume the operations of Attainment and its subsidiaries.  Attainment is the 100% owner of Luck Loyal International Investment Limited, a Hong Kong corporation, which is the 100% owner of Shenzhen YuePengCheng Motor Co., Ltd., a company organized under the laws of the People’s Republic of China (“Shenzhen YPC”);

•	We will issue and aggregate of 17,029,630 shares of common stock to Excel Profit and the Designees;

•	We will cause 5,016,390 shares of our common stock held by certain of our current stockholders to be cancelled and extinguished (the “SRKP 21 Share Cancellation”);

•	We will cause warrants to purchase 6,131,945 shares of our common stock held by certain of our current stockholders to be cancelled and extinguished (the “SRKP 21 Warrant Cancellation”)

•	We will close a private placement offering resulting in proceeds up to $8.0 million (the “Private Placement Offering”); and

•	We will change our name to “China Electric Motor, Inc.”

As a result of the Share Exchange, we will become a 100% parent corporation of Attainment and the Excel Profit and the Designees will become stockholders of SRKP 21.  Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 25,035,556 shares of common stock issued and outstanding and warrants to purchase 964,444 shares of common stock outstanding; Excel Profit and the Designees will collectively own approximately 68.0% of our outstanding common stock, the pre-existing stockholders of SRKP 21 will own approximately 8.3% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 23.7% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Shareholder will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholder and each of his designees is a non-U.S. entity, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, the Shareholder and each of his designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agrees to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Fugui Wang, Jianrong Li, Guoqiang Zhang, Liang Tang and Mr. Shuiping Wang to the board of directors of our Company, with Fugui Wang serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Yue Wang as our Chief Executive Officer, Haixia Zhang as our Chief Financial Officer and Corporate Secretary, Xiaobo Zhang as our Chief Administrative Officer, and Hongyang Chen as our Executive Vice President.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 21 Share Cancellation, the completion of the SRKP 21 Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of March 3, 2009, there were 7,096,390 shares of the Company’s common stock outstanding.

WHERE TO FIND MORE INFORMATION ABOUT US

We file all required reports due under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of March 3, 2009, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of March 3, 2009, 7,096,390 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,096,150 (1)	78.12%

Anthony C. Pintsopoulos c/o SRKP 21, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	Secretary, Chief Financial Officer and Director	1,419,278 (2)	18.18%

All Officers and Directors as a group (two persons)		10,515,428 (3)	85.12%

5% Stockholders:

Debbie Schwartzberg 785 5th Avenue New York, New York 10021	2,400,000 (4)	28.93%

Amanda Rappaport Trust (5) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (6)	8.61%

Kailey Rappaport Trust (7) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (6)	8.61%

Janine Frisco 200 Oceangate, Suite 1500 Long Beach, CA 90802-4302	496,748 (8)	6.76%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	496,748 (8)	6.76%

WestPark Capital Financial Services, LLC (9) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	5,547,958(10)	56.21%

(1)
Includes 1,135,420 shares of Common Stock and a warrant to purchase 1,135,420 shares of Common Stock owned by Mr. Rappaport.  A total of 802,621 shares and 981,109 warrants will be cancelled upon consummation of the Share Exchange. Also includes all of the shares of Common Stock and warrants to purchase Common Stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as WestPark Capital Financial Services LLC. Mr. Rappaport, as Trustee of each of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)
Includes 709,639 shares of Common Stock and a warrant to purchase 709,639 shares of Common Stock. A total of 501,639 shares and 613,195 warrants will be cancelled upon consummation of the Share Exchange.

(3)
Includes 5,257,714 shares of Common Stock and warrants to purchase 5,257,714 shares of Common Stock. A total of 3,215,004 shares and 3,929,963 warrants will be cancelled upon consummation of the Share Exchange.

(4)
Includes 1,000,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock owned by Ms. Schwartzberg.  A total of 706,893 of the shares and 864,094 of the warrants will be cancelled upon consummation of the Share Exchange.  Also includes 100,000 shares of Common Stock and 100,000 warrants to purchase Common Stock owned by each of the the Julie Schwartzberg Trust dated 2/9/2000 and the David N. Sterling Trust dated 2/3/2000 (together, the “Schwartzberg Trusts”). Ms. Schwartzberg, as Trustee of each of the Schwartzberg Trusts, may be deemed the indirect beneficial owner of these securities since she has sole voting and investment control over the securities.

(5)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.

(6)
Includes 319,338 shares of Common Stock and a warrant to purchase 319,338 shares of Common Stock.  A total of 225,738 of the shares and 275,938 of the warrants will be cancelled upon consummation of the Share Exchange.

(7)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.

(8)
Includes 248,374 shares of Common Stock and a warrant to purchase 248,374 shares of Common Stock.  A total of 175,574 of the shares and 214,618 of the warrants will be cancelled upon consummation of the Share Exchange.

(9)
Mr. Rappaport serves as CEO and Chairman of WestPark Capital Financial Services, LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark Capital Financial Services LLC.  Mr. Pintsopoulos serves as President and Chief Financial Officer of West Park Capital Financial Services LLC.

(10)
Includes 2,773,979 shares of Common Stock and a warrant to purchase 2,773,979 shares of Common Stock.  A total of 1,960,907 of the shares and 2,396,978 of the warrants will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 17,029,630 shares of common stock to Excel Profit and the Designees, we will cancel a total of 5,016,390 shares of common stock and warrant to purchase 6,131,945 shares of common stock owned by certain SRKP 21 stockholders, and will issue approximately 5,925,926 shares of common stock in connection with the Private Placement Offering.  We anticipate that SRKP 21 will have outstanding 25,035,556 shares of common stock and warrants to purchase 964,444 shares of common stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering).  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Shenzhen Yuepengcheng Motor Co. Limited, Sunna Motor Industry Park,
Jian’an Fuyong Hi-Tech Park, Baoan District, Shenzhen, Guangdong, People's Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange		Percent of Class

Directors and Executive Officers

Yue Wang	Chief Executive Officer	-		-

Haixia Zhang	Chief Financial Officer and Corporate Secretary	-		-

Xiaobo Zhang	Chief Administrative Officer	-		-

Hongyang Chen	Executive Vice President	-		-

Fugui Wang	Director	-		-

Jianrong Li	Director	-		-

Guoqiang Zhang	Director	-		-

Liang Tang	Director	-		-

Shuiping Wang	Director	-		-

Officers and Directors as a Group (total of 9 persons)		-		-

5% Holders

Excel Profit Global Group Limited (1)		14,194,890		56.70%

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		1,951,183	(2)	7.61%

(1)
To Chau Sum, who is the 100% owner of Excel Profit Global Group Limited, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)
Includes 332,799 shares of Common Stock and a warrant to purchase 154,311 shares of Common Stock owned by Mr. Rappaport.  Also includes 93,600 shares of Common Stock and warrants to purchase 43,400 shares of Common Stock held by each of the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as 813,072 shares of Common Stock and warrants to purchase 377,001 shares of Common Stock held by WestPark Capital Financial Services LLC. Mr. Rappaport, as Trustee of each of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Fugui Wang, Jianrong Li, Guoqiang Zhang, Liang Tang and Mr. Shuiping Wang to the board of directors of our Company, with Fugui Wang serving as Chairman.  Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Yue Wang as our Chief Executive Officer, Haixia Zhang as our Chief Financial Officer and Corporate Secretary, Xiaobo Zhang as our Chief Administrative Officer, and Hongyang Chen as our Executive Vice President.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	49	President and Director	October 11, 2007 thru Present

Anthony C. Pintsopoulos	53	Secretary, Chief Financial Officer and Director	October 11, 2007 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital is a full service investment banking and securities brokerage firm, which serves the needs of private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport is the also the CEO and Chairman of WestPark Capital Financial Services LLC.  From April 1995 through September 1999, Mr. Rappaport was director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also serves as President and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and an M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer of WestPark Capital. He is also the President and Chief Financial Officer of WestPark LLC. Prior to joining WestPark Capital, Mr. Pintsopoulos was Chief Financial Officer and acting Chief Operating Officer at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as Chief Financial Officer, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company's IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also, he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintsopoulos also serves as Chief Financial Officer, Secretary and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 22, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Nominating Committee

The Board of Directors acts as the nominating committee.  Our Board of Directors believes that it is not necessary to have a standing nominating committee at this time because the functions of such committees are adequately performed by our Board of Directors.

We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee

The Board of Directors acts as the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.  The Company intends to continue to search for a qualified individual for hire.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2008 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We do not have any independent directors as that term is defined under Section 803A(2) of the NYSE Alternext U.S. Company Guide, even though such definition does not currently apply to us.

Transactions with Related Persons

Except as otherwise described herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Code of Ethics

On December 20, 2007, Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others.  A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 17, 2009.  Requests for copies of the Code of Ethics should be sent in writing to SRKP 21, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Yue Wang	25	Chief Executive Officer
Haixia Zhang	31	Chief Financial Officer and Corporate Secretary
Xiaobo Zhang	34	Chief Administrative Officer
Hongyang Chen	34	Executive Vice President
Fugui Wang	46	Chairman of the Board of Directors
Jianrong Li	46	Director
Guoqiang Zhang	37	Director
Liang Tang	56	Director
Shuiping Wang	44	Director

Yue Wang has served as the General Manager of Shenzhen YPC since February, 2006.  Prior to serving as General Manager, Mr. Wang served as the Vice General Manager of Shenzhen YPC from January 2005.  Prior to January 2005, Mr. Wang was a student at the University of Leeds in London.  Mr. Wang received a Bachelor of Arts degree in Business and Economy from the University of Leeds in 2005.

Haixia Zhang has served as the Chief Financial Officer of Shenzhen YPC since June 2008.  From March 2005 to June 2008, Mr. Zhang served as the Financial Manager of Shenzhen YPC.  From January 2003 to March 2005, Mr. Zhang served as an accountant at Hunan Huxiang Wood Industry Co., Ltd., a company involved in the production and sale of wooden plates.  Mr. Zhang received a bachelor’s degree in accounting in 2001 from Hunan University.

Xiaobo Zhang has served as the Chief Administrative Officer of Shenzhen YPC since August 2008.  From December 2004 to December 2007, Mr. Zhang served as the human resources manager for Johnson Electric (Shenzhen) Co., Ltd.  From December 2000 to December 2004, Mr. Zhang served as the human resources manager for Li Qian Fluorescent Furniture (Shenzhen) Co., Ltd.  Mr. Zhang received a bachelor’s degree in business administration in 1997 from the Anhui University School of Management.

Hongyang Chen has served as the Executive Vice General Manager of Shenzhen YPC since March 2003.  Mr. Chen received a bachelor’s degree in electrical engineering in 1997 from Northwestern Polytechnic University.

Fugui Wang has served as a director of Shenzhen YPC since November 1999.  Since October 2001, Mr. Wang has served as the president of Rongxuan An (Shenzhen) Industrial Development Co., Ltd.  Mr. Wang received a bachelor’s degree in civil engineering in 1981 from Chongqing University.

Jianrong Li has served as a director of Shenzhen YPC since November 1999.  From November 1999 to January 2005, Ms. Li also served as the General Manager of Shenzhen YPC.  Ms. Li received a bachelor’s degree in Chinese in 1981 from Shaoyang Teacher University.

Guoqiang Zhang has been a director of Shenzhen YPC since March 2003.  Since 2003, Mr. Zhang has served as the General Manager of Friends of Shenzhen Venture Capital Co., Ltd.  Mr. Zhang received a bachelor’s degree in accounting from Guangzhou Institute of Financial and Economics College in 1992.

Liang Tang has served as a director of Shenzhen YPC since March 2008.  Since 2002, Mr. Tang has served as the Chief Financial Officer of Hunan Shaoyang Ocean Fertilizer Group, a company engaged in the production and sale of fertilizer.  Mr. Tang received a bachelor’s degree in finance in 1989 from Hunan TV University.

Shuiping Wang served as the Director and Accountant of the ChaHuTanXiang Enterprise Office from May 2004 to September 2008.  Mr. Wang received a bachelor’s degree in accounting in 1985 from Hunan University of Finance and Economics.

Family Relationships

Fuqi Wang, our expected Chairman of the Board, and Jianrong Li, one of our expected directors, are married and are the parents of Yue Wang, our expected Chief Executive Officer.  There are no family other relationships among any of the officers and directors.

Director Independence

It is expected that upon the appointment of Guoqiang Zhang, Liang Tang and Shuiping Wang as members of our Board becoming effective, they will be considered independent directors under Section 803A(2) of the NYSE Alternext U.S. Company Guide, even though such definition does not currently apply to us because we are not listed on the NYSE Alternext U.S.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2008 and 2007 of the principal executive officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2008	$-	$-	$-	$-
Chief Executive Officer	2007	$-	$-	$-	$-
and Director

Anthony Pintsopoulos	2008	$-	$-	$-	$-
Chief Financial Officer and	2007	$-	$-	$-	$-
Director

Grants of Plan-Based Awards in 2008

There were no option grants in 2008.

Outstanding Equity Awards at 2008 Fiscal Year End

There were no option exercises or options outstanding in 2008.

Option Exercises and Stock Vested in Fiscal 2008

There were no option exercises or stock vested in 2008.

Pension Benefits

There were no pension benefit plans in effect in 2008.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2008.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2008, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2008 and written representations that no other reports were required, the Company believes that the following person(s) who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years:

Name	Number of Late Reports	Number of Transactions not Reported on a Timely Basis	Failure to File a Required Form
Debbie Schwartzberg	1	2	Form 4

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark is the placement agent for the Private Placement, the $8.0 million equity financing to be conducted by the Company as a condition to the closing of the Share Exchange.  For its services as a placement agent, WestPark will be paid a commission equal to 7.5% of the gross proceeds from the financing.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark, a FINRA member.  Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of WestPark.  Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of WestPark; her note entitles her to a 1.5% interest in the net profits of the parent company of WestPark.  Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
     Richard A. Rappaport
     President

Dated: March 4, 2009